GLOBAL corporate compliance

SUPPL

04046857

RECEIVED NOV 22 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 213

November 5, 2004

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Dear Sirs:

Re: Globel Direct Inc.
File No. 82-5084

Please accept for filing the following documents that include information required to be made public:

1. Interim Financial Statements for the three months ended August 31, 2004
2. Managements Discussion and Analysis for three months ended August 31, 2004
3. Certificate of the CFO
4. Certificate of the CEO
5. Notice of the November 22, 2004 shareholders mtg
6. Information circular for the November 22, 2004 shareholders mtg
7. Proxy for the November 22, 2004 shareholders mtg
8. Confirmation of Mailing of proxy materials
9. Audited Financial Statements for the year ended May 31, 2004
10. Notice of meeting and record date for the November 22, 2004 shareholders mtg

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.
Brenda Davis
Associate
encl.

5087

September 24, 2004

TSX Venture Exchange
Alberta Securities Commission
BC Securities Commission

Dear Sirs:

RE: Globel Direct, Inc.
Annual & Special Meeting of Shareholders

On behalf of our principal, Globel Direct, Inc., we wish to confirm the following dates regarding their Annual & Special Meeting of Shareholders:

DATE OF MEETING	November 22, 2004
RECORD DATE	October 8, 2004
MATERIAL MAIL DATE	October 18, 2004
APPLICABLE SECURITIES	CUSIP NO.
Common Shares	CA 3799111008

Yours truly,

CIBC MELLON TRUST COMPANY

"Signed"

Carla McKinstry
Client Relations
(403) 232-2406

cc: McLeod & Company
dbfach@mcleod-law.com

S:calg\if\natpol\anglo-nat

3084

GLOBEL
D I R E C T

October 18, 2004

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Dear Sirs:

Re: Globel Direct, inc.

Annual and Special Shareholders Meeting to be held November 22, 2004.

We confirm that the following material was sent on today's date, by pre-paid mail to the registered shareholders:

1. Notice of Meeting & Information Circular including Audited Financial Statements for the years ended May 31, 2004 and 2003.
2. Instrument of Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

Yours truly,

Leslie R. Byle, CGA
Chief Financial Officer
Globel Direct, inc.

5007

GLOBEL DIRECT, INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual and special meeting of the shareholders of Globel Direct, Inc. (the "Corporation") will be held at the Sheraton Cavalier, located at 32nd Avenue N.E. and Barlow Trail, Calgary, Alberta, on November 22, 2004 at 2:00 p.m. (Calgary time) for the purposes of:

(a) receiving and considering the audited financial statements of the Corporation for the year ended May 31, 2004, and the report of its auditors;

(b) electing the directors for the ensuing year;

(c) appointing auditors for the ensuing year and authorizing the directors to fix the auditor's remuneration;

(d) approving the Corporation's Stock Option Plan, as more particularly described in the accompanying Information Circular;

(e) transacting such other business as may properly come before the said meeting or any adjournment thereof.

DATED: October 11, 2004.

By Order of the Board of Directors

(Signed) *"James R. Richardson"*
James R. Richardson
President and Chief Executive Officer

If you are unable to be present at the meeting, PLEASE SIGN AND RETURN THE ACCOMPANYING PROXY to CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by 4:00 p.m. (Calgary time) on the business day preceding the day of the meeting or any adjournment thereof.

R:\53000 - 53999\53495\NOTICE.doc

S084

GLOBEL DIRECT, INC.

INFORMATION CIRCULAR
(as at October 11, 2004)

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 22, 2004

PROXY SOLICITATION

PURPOSE OF SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by the management of Globel Direct, Inc. (the "Corporation") for use at the annual and special meeting of common shareholders of the Corporation, to be held at the Sheraton Cavalier, located at 32nd Avenue N.E. and Barlow Trail, Calgary, Alberta on November 22, 2004 at 2:00 p.m. (Calgary time) or at any adjournment for the purposes set out in the accompanying notice of meeting (the "Meeting").

The cost of such solicitation will be borne by the Corporation and will be made primarily by mail. Directors and officers of the Corporation may without special compensation solicit proxies by telephone, facsimile or in person.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders have the right to appoint a nominee (who need not be a shareholder) to represent them at the Meeting other than the persons designated in the enclosed form of proxy, and may do so by inserting the name of the appointed representative in the blank space provided in the form of proxy.

A form of proxy will not be valid for the Meeting or any adjournment unless it is completed by the shareholder or by his attorney authorized in writing and received by CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2A1, by 4:00 p.m. (Calgary time) on the business day preceding the meeting or any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by depositing the proxy bearing a later date with CIBC Mellon Trust Company at any time up to and including the last business day preceding the date of the meeting or any adjournment at which the proxy is to be used, or by depositing the revocation of proxy with the chairman of such meeting on the day of the meeting, or any adjournment of the meeting.

VOTING OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. Each shareholder may instruct his proxy how to vote his shares by completing the proxy form.

The person indicated in the accompanying proxy shall vote the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them.
In the event of a direction to vote the shares in respect of which they are appointed, the management appointees named in the accompanying proxy will vote such shares in favour of:

1. **The election of the persons proposed to be nominated by management as directors; and**

2. **The appointment of Grant Thornton, Chartered Accountants, as auditors of the Corporation.**

Furthermore, in the absence of any direction to vote for or against, the shares will be voted by management appointees in favour of the approval of the Corporation's Stock Option Plan all as more specifically described in this Information Circular.

THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSON INDICATED IN THE PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "NOTICE") AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the time of printing of the Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice and the Information Circular. If any matters which are not now known to the directors and senior officers of the Corporation should properly come before the meeting, the persons named in the accompanying form of proxy will vote on such matters in accordance with their best judgment.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

The information in this section is of significant importance to public shareholders of the Corporation since most public shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If shares are listed in the account statement provided to the shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name. Such shares are more likely held under the name of the broker or a broker's agent clearing house. Applicable corporate law provides that Beneficial Shareholders may request that the Beneficial Shareholder or the Beneficial Shareholder's nominee be appointed as the proxyholder for such shares. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against motions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the brokers/nominees are prohibited from voting shares for their clients.

The Corporation does not know whom the shares registered to CDS & Co. are held for. Therefore, Beneficial Shareholders cannot be recognized by the Corporation at the Meeting. In order to ensure that their shares are voted at the Meeting, Beneficial Shareholders should carefully follow the return instructions. Often, the form of proxy supplied to Beneficial Shareholders by their brokers is identical to that provided to registered shareholders, however, its purpose is limited to instructing the brokers/registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of the brokers now delegate the job of obtaining instructions from clients and voting shares according to their client's instructions to a corporation named Automatic Data Process Inc. ("ADP"). ADP typically applies a special sticker to the proxy forms produced by the Corporation, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return these proxy forms to ADP. ADP then tabulates the results of all instructions received and then votes the shares to be voted at the Meeting according to the instructions received. A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote shares at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the Instrument of Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to shareholders in this Information Circular, the accompanying instrument of proxy and Notice are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Only the Common Shares of the Corporation are entitled to vote at the Meeting. As of the date of this Information Circular, 34,134,218 Common Shares without nominal or par value are issued and outstanding. Each Common Share entitles the holder to one vote on all matters to come before the Meeting. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares of the Corporation.

The directors of the Corporation have fixed October 8, 2004, as the record date for determination of the persons entitled to receive notice of the Meeting. A shareholder of record as of the record date is entitled to

vote his Common Shares except to the extent that he has transferred the ownership of any of his shares after the record date, and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares, and demands, not later than 10 days before the Meeting, that his name be included in the shareholder list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

INFORMATION CONCERNING THE CORPORATION

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of management of the Corporation, as of the date of this Information Circular, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting shares of the Corporation carrying more than ten percent (10%) of the voting rights attached to all shares of the Corporation except Daryl H. Gilbert who owns 4,652,470 shares which represents 13.63% of the outstanding shares of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this section, "Named Executive Officer" means the Chief Executive Officer and the Chief Financial Officer of the Corporation and each of the Corporation's three (3) most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus, in the aggregate, exceeds $150,000.

For the year ended May 31, 2004, the Corporation had two (2) Named Executive Officers. The following table sets forth information concerning the total compensation paid by the Corporation to its Named Executive Officers for the fiscal years ended May 31, 2004, May 31, 2003 and May 31, 2002.

Summary Compensation Table

Name and Principal Position	Year Ending	Annual Compensation			Long Term Compensation			All Other Compensation ($)[2]
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SAR's Granted (#)	Restrict Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	
James R. Richardson President and Chief Executive Officer	May 2004 May 2003 May 2002	Nil Nil Nil	Nil Nil Nil	137,200[1] 125,566[1] 121,333[1]	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leslie R. Byle Chief Financial Officer	May 2004 May 2003 May 2002	93,480 82,800 81,077	Nil 10,000 Nil	7,200 7,200 7,200	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes: (1) Management services agreement with Crystal Capital Inc.

(2) The aggregate amount of all perquisites and other personal benefits as defined by applicable securities regulations was not greater than the lesser of $50,000 and 10 percent of the total annual salary and bonus of such Named Executive Officer for the financial year.

Long Term Incentive Plans (LTIP) Awards

The Corporation does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Corporation's securities) was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Stock Options/Stock Appreciation Rights ("SAR") Granted During the Most Recently Completed Financial Year

No stock options were granted to the Named Executive Officers during the fiscal year ended May 31, 2004.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Year End Option/SAR Values

There were no options or SAR's exercised during the fiscal year ended May 31, 2004. The following table sets out the value of options/SAR's held by the Named Executive Officers of the Corporation.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[(1)] ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End[(1)] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Richardson President, CEO and Director	Nil	Nil	86,000	Nil	Nil	n/a
Leslie R. Byle Chief Financial Officer	Nil	Nil	60,000	Nil	Nil	n/a

Note:

(1) Value in the third and fifth column is calculated based upon the difference between the exercise price of the options/SAR's and the market price as at exercise or May 31, 2004, respectively.

Option Repricings

The following table sets forth information regarding downward repricing of options held by any Named Executive Officers of the Corporation during the shorter of the 10 year period ending on the date of this Information Circular and the period during which the Corporation has been a reporting issuer.

Name	Date of Repricing	Securities Under Options/SAR's Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
James R. Richardson President and Chief Executive Officer and Director	December 12, 2000	86,000	$0.92	$3.00	$1.70	4.2 years
Leslie R. Byle Chief Financial Officer	December 12, 2000	60,000	$0.92	$3.00	$1.70	4.2 years

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as disclosed herein, the Corporation does not have any compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Corporation's most

recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Composition of the Compensation Committee

The Compensation Committee is comprised of all of the current directors of the Corporation of whom are promoters of the Corporation, and some of whom are executive officers of the Corporation, described as all duties generally required to be performed by the Vice President. See "Election of Directors" and "Interest of Insiders in Material Transactions".

Report on Executive Compensation

The Compensation Committee recommended, and the Board of Directors approved, that effective for the fiscal year ended May 31, 2004 directors and officers of the Corporation will be compensated for any professional services rendered to the Corporation from time to time. Such service, if required, may include: management, consulting, legal, marketing, investor relations and corporate finance. Insiders of the Corporation will be compensated for providing such services as if they provided such services on an arm's length basis. All officers and directors are also remunerated by participation in Common Share issues and stock options, in order to tie a portion of the compensation to corporate performance and the achievement of growth in shareholder value.

Compensation to Directors

The Corporation does not have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the most recently completed financial year or subsequently, up to and including the date of this Information Circular. The directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

The Corporation has a formalized stock option plan for the granting of incentive stock options to the directors, officers, key employees and consultants. The purpose of granting options pursuant to the stock option plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors, officers, key employees and consultants of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

The following stock options were outstanding to those directors of the Corporation who are not executive officers at the most recently completed financial year.

Date Granted	Number of Shares Under Option	Exercise Price Per Share	Expiry Date
February 29, 2000	40,000	$1.70	February 28, 2005

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

The directors, director nominees, officers and principal shareholders of the Corporation (and the known associates and affiliates of such persons) have had, or will have, no direct or indirect interest in any material

transaction involving the Corporation since the commencement of the Corporation's last financial year or in any proposed material transaction.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

A copy of the audited financial statements of the Corporation and the auditors' report for the year ended May 31, 2004, is included with this Information Circular.

ELECTION OF DIRECTORS

At the meeting it is proposed that three (3) directors be elected to serve until the next annual general meeting or until their successors are elected or appointed in accordance with the Business Corporations Act (Alberta) and the By-laws of the Corporation. There are presently three (3) directors of the Corporation.

The following table indicates the names of the three (3) nominees for directors, the date each such person first became a director (if applicable), the principal occupation of each such person and the number of Common Shares of the Corporation beneficially owned or controlled (directly or indirectly) by each such person as of October 11, 2004. The information contained in this table as to the number of shares of the Corporation beneficially owned or controlled, directly or indirectly, is based upon information furnished to the Corporation by the respective nominees. The board of directors is required to appoint an Audit Committee, the proposed members of which are indicated in the table.

Name, Municipality of Residence, and Date First Appointed a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Held (2)
James R. Richardson (1) Calgary, AB February, 1998	President and Chief Executive Officer of the Corporation since February, 1998. President of Crystal Capital Inc., a private consulting company, since 1992. Secretary-Treasurer of Security Mailing Inc. since 1996. President of Globel Enterprises Inc. from 1992 to December, 1999. President of Innovative Communications Ltd. since June, 1999, and Secretary of Gateway Data Solutions Inc. from March, 1999 to December, 1999.	2,634,065(3)
R. David Webster (1) Calgary, AB February, 1998	Manager of Corrosion and Integrity Services for Colt engineering Corporation since January, 2000. Senior Vice-President of Corrpro Canada, Inc., a wholly-owned subsidiary of Corrpro Companies, Inc. (a publicly traded engineering company on the NYSE), from 1993 to December, 1999.	2,414,879(4)
Daryl H. Gilbert(1) Calgary, AB February, 1998	Currently President and CEO of Gilbert Lausten Jung Associates Ltd., a private oil & gas reservoir engineering company, which company Mr. Gilbert joined in 1979. Director of Applied Terravision Systems Ltd., (a publicly traded software company on CDNX) from 1997 to 2001.	4,652,470

Name, Municipality of Residence, and Date First Appointed a Director	Principal Occupation During the Past 5 Years	Common Shares Beneficially Held (2)

Notes:
(1) Members of the Audit Committee.
(2) Does not include Common Shares obtainable upon the exercise of options.
(3) Includes 1,872,873 Common Shares held by Crystal Capital Inc., a private company controlled by Mr. Richardson. Also includes 23,310 Common Shares beneficially held by Mr. Richardson as a 33.3% owner of CDR Centre Ltd.
(4) Includes 2,389,879 Common Shares held by Allishar Holdings ltd., a private company controlled by Mr. Webster.

APPOINTMENT OF AUDITORS

The management of the Corporation proposes to nominate the Corporation's existing auditors, Grant Thornton, Chartered Accountants, as auditor for the Corporation until the next annual general meeting of shareholders at a remuneration to be fixed by the directors. Grant Thornton, Chartered Accountants have been the auditors for the Corporation since their appointment effective June 16, 2003.

STOCK OPTION PLAN

As required by TSX Venture Exchange rules, management is requesting that shareholders provide their approval of the Corporations stock option plan (the "Plan"). A copy of the Plan is attached to this Information Circular as **Schedule "A"**. Options granted pursuant to the Plan will not exceed a term of five years and are granted at an option price and on other terms which the directors determine is necessary to achieve the goal of the Plan and in accordance with regulatory policies. The option price may be at a discount to market price, which discount will not, in any event, exceed that permitted by any stock exchange on which the Corporation's shares are listed for trading.

The number of common shares allocated to the Plan will be determined by the board of directors from time to time. The aggregate number of shares reserved for issuance under the Plan may not exceed 10 percent of the issued and outstanding shares. In addition, the aggregate number of shares so reserved for issuance in any 12 month period to any one person shall not exceed 5 percent, or to any one consultant or any one employee conducting investor relations activities shall not exceed 2 percent, of the issued and outstanding shares.

The Common Shares, when fully paid for by a participant, are not included in the calculation of Common Shares allocated to or within the Plan. Should a participant cease to be eligible due to the loss of corporate office (being that of an officer or director) or employment, the option shall cease for varying periods not exceeding 90 days. Loss of eligibility for consultants is regulated by specific rules imposed by the directors when the option is granted to the appropriate consultant. The Plan also provides that estates of deceased participants can exercise their options for a period not exceeding one year following death.

The board of directors may from time to time make rules, regulations and amendments to the Plan. Should any rule, regulation or amendment materially differ from the provisions set out in this management information circular, the Corporation shall obtain the necessary regulatory or shareholder approvals.

The shareholders will be asked to consider and approve the following resolution:

> IT IS RESOLVED THAT, subject to any necessary regulatory approval, the Stock Option Plan in the form set out in **Schedule "A"** to the Information Circular of the Corporation in connection with the 2004 annual and special shareholder meeting be adopted and the same is approved.

OTHER BUSINESS

The management of the Corporation is not aware of any matters to come before the Meeting other than those set out in the Notice of Meeting. If other matters come before the Meeting it is the intention of the individuals named in the form of proxy to vote the same in accordance with their best judgment in such matters.

APPROVAL AND CERTIFICATION

The contents of this Information Circular, Proxy Statement, and the sending thereof have been approved by the board of directors of the Corporation.

This Information Circular constitutes full, true, and plain disclosure of all material facts relevant to the particular matters to be voted on by the shareholders.
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED the 11th day of October, 2004.

Signed *"James R. Richardson"*
James R. Richardson
President and Chief Executive Officer

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Schedule "A"

GLOBEL DIRECT, INC.

STOCK OPTION PLAN (the "Plan")

1. Purpose of the Plan

The purpose of the Plan is to assist GLOBEL DIRECT, INC. (the "Corporation") in attracting, retaining and motivating directors, officers, key employees and consultants of the Corporation and of its subsidiaries and to closely align the personal interests of such directors, officers, key employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares of the Corporation.

2. Implementation

The grant and exercise of any options under the Plan are subject to compliance with the applicable requirements of each stock exchange on which the shares of the Corporation are or become listed for trading and of any governmental authority or regulatory body to which the Corporation is subject.

3. Administration

The Plan shall be administered by the board of directors of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The board of directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it under this Plan to the Executive Committee or such other committee of directors of the Corporation as the board of directors may designate. Upon any such delegation the Executive Committee or other committee of directors, as the case may be, as well as the board of directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used in the context of this Plan "board of directors" shall be deemed to include the Executive Committee or other committee of directors acting on behalf of the board of directors.

4. Number of Shares Under Plan

A maximum number of common shares equal to 10% of the issued and outstanding common shares of the Corporation, from time to time, (the "Optioned Shares") shall be reserved, set aside and made available for issuance in accordance with the Plan provided that in no event shall options be granted in any 12 month period entitling:

(i) any one individual to purchase in excess of 5%;

(ii) any one consultant to purchase in excess of 2%; and

(iii) any one employee conducting investor relations activities to purchase in excess of 2%;

of the then outstanding shares in the Corporation. If option rights granted to an individual under the Plan shall expire or terminate for any reason without having been exercised in respect of certain Optioned Shares, such Optioned Shares may be made available for other options to be granted under the Plan.

5. Eligibility

Options may be granted under the Plan to any person who is a Director, Employee, Consultant or Management Company Employee (as such terms are defined in the TSX Venture Exchange Policy 4.4) of the Corporation, or of its subsidiaries, as the board of directors may from time to time designate as a participant under the Plan, or, except in relation to Consultant Companies (as such term is defined in the TSX Venture Exchange Policy 4.4), may be granted to a corporation 100% beneficially owned by any of the above referenced persons, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised (a "Participant"). Subject to the provisions of this Plan, the total number of Optioned Shares to be made available under the Plan and to each Participant, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the board of directors. For all options granted under the Plan, the Corporation shall represent that the Participant, if not a Director, is either a bona fide Employee, Consultant or Management Company Employee, as the case may be

(as such designations or terms are defined in the TSX Venture Exchange Policy 4.4).

6. Terms and Conditions

(a) Exercise Price

The exercise price to each Participant for each Optioned Share shall be as determined by the board of directors, but shall in no event be less than the market price of the common shares of the Corporation on the TSX Venture Exchange, or such other exchange on which the common shares are listed at the time of the grant of the option, less the maximum discount permitted under the policies of the TSX Venture Exchange or such other exchange on which the common shares are listed, or such other price as may be agreed to by the Corporation and approved by the TSX Venture Exchange or such other exchange on which the common shares are listed. In the event the Participant is an "Insider" of the Corporation (as such term is defined in the TSX Venture Exchange Policy 1.1), any reduction in the exercise price of any previously Optioned Share shall require disinterest shareholder approval as set out and described in the TSX Venture Exchange Policy 4.4.

(b) Option Agreement

All options shall be granted under the Plan by means of an agreement between the Corporation and each Participant (the "Option Agreement") in the form as may be approved by the board of directors, such approval to be conclusively evidenced by the execution of the Option Agreement by any two directors or officers of the Corporation.

(c) Length of Grant

All options granted under the Plan shall expire not later than the fifth anniversary of the date such Options were granted.

(d) Non-Assignability of Options

Except as otherwise provided below, an option granted under the Plan shall not be transferable or assignable (whether absolutely or by way of mortgage, pledge or other charge) by a Participant, other than by will or other testamentary instrument or the laws of succession, and may be exercisable during the lifetime of the Participant only by the Participant. Subject to the prior approval of the board of directors and each stock exchange on which the common shares of the Corporation are listed for trading, an Option Agreement may be assigned by the Participant or the Participant's legal personal representative to a corporation controlled by the Participant and 100% beneficially owned by the Participant and his spouse or children, which control and ownership shall continue for as long as any part of the option granted under the Plan remains unexercised.

(e) Right to Postpone Exercise

Each Participant, upon becoming entitled to exercise the option in respect of any Optioned Shares in accordance with the Option Agreement, shall be entitled to exercise the option to purchase such Optioned Shares at any time prior to the expiration or other termination of the Option Agreement.

(f) Exercise and Payment

Any option granted under the Plan may be exercised by a Participant or the legal representative of a Participant giving notice to the Corporation specifying the number of shares in respect of which such option is being exercised, accompanied by payment (by cash or certified cheque payable to the Corporation) of the entire exercise price (determined in accordance with the Option Agreement) for the number of shares specified in the notice. Upon any such exercise of an option by a Participant the Corporation shall cause the transfer agent and registrar of the common shares of the Corporation to promptly deliver to such Participant or the legal representative of such Participant, as the case may be, a share certificate in the name of such Participant or the legal representative of such Participant, as the case may be, representing the number of shares specified in the notice.

(g) Rights of Participants

The Participants shall have no rights as shareholders in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions, voting rights, warrants or rights under any rights offering) other than Optioned Shares in respect of which Participants have exercised their option to purchase and which have been issued by the Corporation.

(h) Third Party Offer

If, at any time when an option granted under the Plan remains unexercised with respect to any Optioned Shares, an offer to purchase all of the common shares of the Corporation is made by a third party, the Corporation shall use its best efforts to bring such offer to the attention of the Participants as soon as practicable and the Corporation may, at its option, require the acceleration of the time for the exercise of the option rights granted under the Plan and of the time for the fulfilment of any conditions or restrictions on such exercise.

(i) Alterations in Shares

In the event of a share dividend, share split, issuance of shares or instruments convertible into common shares (other than pursuant to the Plan) for less than market value, share consolidation, share reclassification, exchange of shares, recapitalization, amalgamation, merger, consolidation, corporate arrangement, reorganization, liquidation or the like of or by the Corporation, the board of directors may make such adjustment, if any, of the number of Optioned Shares, or of the exercise price, or both, as it shall deem appropriate to give proper effect to such event, including to prevent, to the extent possible, substantial dilution or enlargement of rights granted to Participants under the Plan. In any such event, the maximum number of shares available under the Plan may be appropriately adjusted by the board of directors. If because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of shares in the Corporation of those in another company is imminent, the board of directors may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Participants and of the time for the fulfilment of any conditions or restrictions on such

exercise. All determinations of the board of directors under this paragraph 6(i) shall be full and final.

(j) Termination

Subject to paragraph 6(k), if a Participant is dismissed as an officer or key employee by the Corporation or by one of its subsidiaries for cause, or if the Corporation or one of its subsidiaries cancels or rescind for breach of contract the agreement pursuant to which the Participant was to provide consulting or related services, all unexercised option rights of that Participant under the Plan shall immediately terminate, notwithstanding the original term of the option granted to such Participant under the Plan.

(k) Disability or Retirement

Notwithstanding paragraph 6(j), if a Participant ceases to be a director, officer, key employee or consultant of the Corporation or of one of its subsidiaries as a result of:

(a) disability or illness preventing the Participant from performing the duties routinely performed by such Participant;

(b) retirement at the normal retirement age prescribed by the Corporation pension plan;

(c) resignation; or

(d) such other circumstances as may be approved by the board of directors;

such Participant shall have the right for a period (the "Expiry Period") not exceeding 90 days from the date of ceasing to be a director, an officer, key employee or consultant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the option under the Plan with respect to all Optioned Shares of such Participant to the extent they were exercisable on the date of ceasing to be a director, an officer, key employee or consultant. Upon the expiration of such 90 days period (or such shorter period as provided for in the Option Agreement), unless already expired pursuant to the terms of the Option Agreement, all unexercised option rights of that Participant shall immediately terminate and shall lapse notwithstanding the original term of the option granted to such Participant under the Plan. In the event the Participant is engaged is engaged in "Investor Relations Activities" (as such term is defined in the TSX Venture Exchange Policy 1.1), the Expiry Period shall not exceed 30 days.

(l) Deceased Participant

In the event of the death of any Participant, the legal representatives of the deceased Participant shall have the right for a period as set out in the Option Agreement and not exceeding one year from the date of death of the deceased Participant (or, if earlier, until the expiry date of the option rights of the Participant pursuant to the terms of the Option Agreement) to exercise the deceased Participant's option with respect to all of the Optioned Shares of the deceased Participant to the extent they were exercisable on the date of death. Upon the expiration of such period as provided for in the Option Agreement all unexercised option rights of the deceased Participant shall immediately terminate, notwithstanding the original term of the option granted to the deceased Participant under the Plan.

7. Amendment and Discontinuance of Plan

The board of directors may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to a Participant under the Plan without the consent of that Participant.

8. No Further Rights

Nothing contained in the Plan nor in any option granted under this Plan shall give any participant or any other person, any interest or title in or to any common shares of the Corporation or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation other than as set out in the Plan

and pursuant to the exercise of any option, nor shall it confer upon the Participants any right to continue as an employee, officer, consultant or director of the Corporation or of its subsidiaries.

9. Compliance with Laws

The obligations of the Corporation to sell common shares and deliver share certificates under the Plan are subject to such compliance by the Corporation and the Participants as the Corporation deems necessary or advisable with all applicable corporate and securities laws, rules and regulations.

10. Gender

The use of the masculine gender in this Plan shall be deemed to include or be replaced by the feminine gender where appropriate to the particular Participant.

GLOBEL DIRECT, INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ON NOVEMBER 22, 2004

PROXY SOLICITED BY MANAGEMENT OF GLOBEL DIRECT, INC.

The undersigned shareholder of Globel Direct, Inc. (the "Corporation") constitutes and appoints:

JAMES R. RICHARDSON, President, Chief Executive Officer and Director of the Corporation,

or failing him

LESLIE R. BYLE, Secretary-Treasurer and Chief Financial Officer of the Corporation,

or instead of either of the above:

______________________________ of ____________________________

as proxy for the undersigned, with power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 22nd day of November, 2004 and at any adjournment or adjournments of such meeting, in the same manner, to the same extent and with the same power as if the undersigned were present and, without limiting the general authorization given, the person indicated above is specifically directed to vote on behalf of the undersigned in the following manner:

1. Vote ☐ Withhold from voting ☐

   to elect the persons proposed to be nominated by management as directors of the Corporation for the ensuing year.

2. Vote ☐ Withhold from voting ☐

   in respect of the appointment of Grant Thornton, LLP as auditor until the next annual general meeting of shareholders and authorizing of the directors to fix the auditor's remuneration.

3. For ☐ Against ☐

   the approval of the Stock Option Plan for the Corporation, as more particularly described in the Information Circular issued in connection with the meeting.

5. On any other matters that may properly come before the meeting in such a manner as the proxy may see fit.

If directed to vote on behalf of the undersigned, the management nominees named above shall vote the shares represented by this proxy in favour of the election of the directors and the appointment of the auditors, all as indicated in the Information Circular. Furthermore, in the absence of any direction to

vote "for" or "against", the shares will be voted by management appointees in favour of approving the Corporation's stock option plan as more specifically described in the accompanying Information Circular.

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF THE CORPORATION AT THE DIRECTION OF THE BOARD OF DIRECTORS. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING OTHER THAN ONE OF THE PERSONS LISTED ABOVE AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON (WHO NEED NOT BE A SHAREHOLDER) IN THE BLANK SPACE PROVIDED IN THE FIRST PARAGRAPH OF THIS FORM OF PROXY.

This proxy form must be signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal and by an officer or attorney duly authorized by such corporation, and must be received at the offices of CIBC Mellon Trust Company, #600, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, by 4:00 p.m. (Calgary time) on the business day preceding the day of the meeting or any adjournment of the meeting.

The undersigned revokes any instrument of proxy previously given and ratifies and confirms all that the person indicated above may do by virtue of this proxy.

DATED this ___ day of ________, 2004.

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Shares Held

R:\53000 - 53999\53495\PROXY.doc

GLOBEL
DIRECT



Interim Financial Statements

For the First Quarter
Ended August 31, 2004

These financial statements have not been reviewed by our auditors Grant Thornton LLP

quali**t**y
reputation
sec**u**rity
cu**s**tomer focus
exper**t**ise

MANAGEMENT'S DISCUSSION & ANALYSIS

For the Three Months Ended August 31, 2004

This Management's Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended August 31, 2004. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended August 31, 2004 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2004 and 2003. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. As this is the first time we are completing an MD&A in the form prescribed by Form 51-102F1, this MD&A provides the level of disclosure required for annual MD&A pursuant to National Instrument 51-102. This MD&A was completed on October 29, 2004.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is continuing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate its business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. During the fiscal year ended 2004 Globel disposed of certain assets of the Corporation, which generated a significant non-operating gain, and also orchestrated several different activities which led to restructuring of the Company's debt and realized forgiveness of $2.9 million in debt. Globel has continued to make great strides through the recovery process, which is now nearing completion, resulting in a nominal income from operations for the fiscal year ended May 31, 2004, and also for the first quarter ended August 31, 2004.

Selected Annual Information

For Fiscal Years Ended May 31

	2004	2003	2002
Total Revenues	12,858,496	19,059,154	23,712,595
Income from Operations	26,707	(217,978)	(1,876,953)
Basic Income(Loss)from Operations per share	0.00	(0.01)	(0.11)
Net Income (Loss)	1,775,817	(5,065,224)	(6,996,465)
Basic Earnings (Loss) per share	0.05	(0.27)	(0.41)
Total Assets	3,853,348	8,171,350	10,458,589
Total long-term financial liabilities	4,275,243	7,535,177	5,896,903
Cash dividends declared per share	-	-	-

*Note Diluted per share amounts have not been presented as they are anti-dilutive

Results of Annual Information

Revenue in 2004 fell by 33% to $12.9 million compared with 19.1 million in 2003 and fell from 2002 levels by 46%. This decline in revenues was attributable to a disposition of certain customer accounts in the third quarter of 2004. Other factors contributing to the decrease in revenues include the soft marketing services sector, competitive pressures in certain markets, and the Company's continued focus on securing profitable recurring revenue more suited to Globel's core infrastructure. The restructuring efforts have allowed the Company to put forth pricing that is competitive. This coupled with Globel's steadily improving balance sheet, has increased interest in Globel's service offerings. Client satisfaction levels, as tracked through a survey program, remain high, indicating that Globel continues to deliver quality services to its client base.

Expenses in Fiscal 2004 were $12.8 million compared with $19.3 million in 2003 and compared with $25.6 million in 2002. These expense reductions have been a direct result of managements continued focus on cost containment and restoring its focus on delivering profitability to its shareholders. Gross Margin has improved from 34% in 2002 to 38% in the latest year ended May 31, 2004. Administrative, selling and marketing expenses have also significantly decreased from $9.9 million in 2002 to only $4.9 million in 2004.

Interest expenses in Fiscal 2004 were $0.958 million compared with $2.753 million in 2003 and $0.628 million in 2002. Fiscal 2003 interest expense amount included $1.6 million of bonus interest related to the Company's convertible debenture, which was subsequently forgiven and included as debt forgiveness in Fiscal 2004. The Company had higher interest costs in 2004, however, through its restructuring of debt instruments, which took place near the end of 2004 and some principal repayments, Globel expects to see this reduce in Fiscal 2005.

Net income for 2004 was $1.775 million compared to a loss in 2003 of $5.065 million and a further loss in 2002 of $6.996 million. Prior to Fiscal 2002 Globel Direct had never reported annual losses. Net income in the 2004 year was primarily due to the disposition of certain assets and debt forgiveness realized during the year through its debt restructuring process.

Summary of Quarterly Results

For the Quarters Ended:

	31-Aug-04	31-Aug-03	31-May-04	31-May-03
Total Revenues	2,449,605	3,472,531	2,830,032	4,583,637
Income (Loss) from Operations	219,257	(218,676)	128,019	200,587
Basic Income (Loss) from Operations per share	0.01	(0.01)	0.00	0.01
Net Income (Loss)	60,042	(684,789)	(868,971)	(3,025,930)
Basic Earnings (Loss) per share	0.00	(0.02)	(0.03)	(0.16)

	28-Feb-04	28-Feb-03	30-Nov-03	30-Nov-02
Total Revenues	2,700,289	4,957,878	3,855,644	5,052,395
Income (Loss) from Operations	15,250	408,552	102,114	(186,695)
Basic Income (Loss) from Operations per share	0.00	0.02	0.00	(0.01)
Net Income (Loss)	3,423,151	(242,940)	(93,754)	(702,500)
Basic Earnings (Loss) per share	0.10	(0.01)	(0.00)	(0.04)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of the First Quarter Ended August 31, 2004

Revenue for the first quarter of 2005 fiscal year, which ended August 31, 2004, was $2.4 million, declining from the prior years revenue of $3.4 million. This was a 29% decline over the prior year. Globel attributes 20% of this decline in revenues to the exit of certain markets, which occurred in the third quarter of 2004 fiscal year. The remaining 9% decline was due to certain customer contracts which ended during the period, and a recurring focus of the Company's sales force to seek out profitable revenue streams to better utilize the Company's asset base.

Operating expenses during the first quarter decreased to $2.2 million from $3.7 million a year earlier, an improvement of 40% in total, increasing Globel's profitability from operations. Gross margin improved by 15% for the first quarter compared with the gross margin of the prior year. It should be noted that the first quarter has been historically slower than other quarters, however the Company realized new business, which has assisted in normalizing this flow. Administrative, selling and marketing expenses have also decreased during the first quarter by $0.4 million from cost containment strategies implemented by Globel's management team.

Income from operations was reported for the first quarter ended August 31, 2004 of $0.219 million, and improvement over a loss in the prior years quarter of $0.218 million. The Company also realized non-operating gains during the first quarter of $0.082 million through debt forgiveness agreements negotiated in Fiscal 2004. Bank charges and interest also declined by $0.116 million from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.092 million from $0.202 million in the prior year due to the Company's reduced asset base from the disposition of certain assets in fiscal 2004.

Globel has realized a net earning for the quarter of $0.062 million compared with a loss a year earlier of $0.685 million yielding a nil basic earnings per share compared to a loss of $0.02 per share for the same period last year.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) at the end of the first quarter ended August 31, 2004 was a negative $973,744 improving over our fiscal year end May 31, 2004 balance of negative $1,021,461. This yielded a working capital ratio of 0.71 versus 0.70 from the most recent fiscal year end. Total current liabilities have decreased slightly to $3,580,019 from $3,674,511 at May 31, 2004. Working capital continues to improve as Globel Direct continues its return to profitability. Although still in a deficit position, the Company is generating positive cash flow from operations, which is maintaining current business activities.

Effective May 3, 2004 the Company entered into a new agreement with its former lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3,000,000, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $900,000 averaged over a quarterly period. As at August 31, 2004, the Company had $1,368,453 drawn against this facility ($1,155,413 at May 31, 2004).

During the first quarter ended August 31, 2004 Globel repaid $20,030 of its long-term debt, and received debt forgiveness of $75,000.

The Company's outstanding convertible debenture in the amount of $2,752,255, bearing interest of 8% per annum, requires a $20,000 monthly principal repayment in September, 2004 and October, 2004, and $27,500 in each of November, 2004 through May, 2005. The expiry date has been extended to September, 2005. Globel is currently in discussions with the debenture holder as to future plans regarding this debt, however, none have been solidified at this time.

Total liabilities have decreased during the quarter to $7,510,612 from $7,696,634 at the most recent year ended May 31, 2004, an improvement of $186,022 over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005 remainder	$ 364,125	$ 624,675	$ 988,800
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$1,113,958	$ 3,789,549	$ 4,903,507

Related Parties Transactions

During the first three months of Fiscal 2005 Globel had the following related party activity:

a) Paid rent and operating costs in the amount of $103,715 to a company with common officers, directors and shareholders, of which $39,142 is included in accounts receivable. The Company also entered into an equipment financing loan during the quarter in the amount of $12,000, bearing a monthly interest rate of

1% on the outstanding monthly balance. Principal repayments of $1,000 plus interest are being made to retire this debt. As of August 31, 2004 there was $10,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing and remained outstanding at August 31, 2004 and are reflected in Due to Affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in February 2005.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2004	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, August 31, 2004	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2003 - 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the first quarter of Fiscal 2005. The Company had 577,000 options outstanding as of May 31, 2004 of which 99,000 were cancelled during the period leaving an outstanding balance of 478,000.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, and dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

Fiscal year 2005 is on track to date regarding continued improvements to its profit margins. The Company's management continues to seek new avenues to further its restructuring and repositioning efforts.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

Financial Statements

Q1 - 2005F
GLOBEL DIRECT, INC.
Consolidated Statement of Income
(unaudited)

	3 months ended August 31			
		2004		2003
REVENUES				
Revenues from operations	$	2,449,605	$	3,472,531
EXPENSES				
Production		1,261,105		2,312,817
Administration		775,899		1,069,123
Selling & Marketing		193,344		309,267
Total expenses		2,230,348		3,691,207
Income (loss) from Operations		219,257		(218,676)
Non-operating losses (gains)		(82,675)		-
Bank charges & Interest expense		148,986		263,545
Amortization expenses		92,904		202,568
Earnings (loss) before taxes		60,042		(684,789)
Income taxes		-		-
Net earnings (loss)	$	60,042	$	(684,789)
(Deficit) retained earnings, beginning of year	$	(9,638,315)	$	(11,414,132)
Net earnings (loss)		60,042		(684,789)
		-		-
Deficit, end of year	$	(9,578,273)	$	(12,098,921)
Earnings per share (note 4 c)	$	0.00	$	(0.02)

GLOBEL DIRECT

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

		Fiscal Period ended August 31 2004		May 31 2004
ASSETS				
Current Assets				
Cash	$	137,069	$	115,445
Accounts Receivable		1,655,886		1,696,978
Inventory		80,132		118,400
Deposits and prepaid expenses		483,568		469,107
Total Current Assets		2,356,655		2,399,930
Capital assets		1,346,431		1,429,136
Investments at cost		24,282		24,282
Total Assets	$	3,727,368	$	3,853,348
LIABILITIES				
Current Liabilities				
Operating line of credit	$	1,368,453	$	1,155,413
Payables and accruals		1,468,613		1,842,335
Postage advances		448,333		378,643
Due to shareholder		45,000		45,000
Total current before long-term debt/debentures		3,330,399		3,421,391
Current portion of long-term debt		69,620		73,120
Convertible debenture - current portion		180,000		180,000
Total Current Liabilities		3,580,019		3,674,511
Due to affiliate		462,828		462,828
Long-term debt		895,510		987,040
Convertible debenture - long-term portion		2,572,255		2,572,255
Total Liabilities	$	7,510,612	$	7,696,634
SHAREHOLDERS' EQUITY				
Share capital	$	5,732,115	$	5,732,115
Contributed surplus		62,914		62,914
Retained earnings		(9,578,273)		(9,638,315)
Total Shareholders' Equity	$	(3,783,244)	$	(3,843,286)
Total Liabilities & Equity	$	3,727,368	$	3,853,348

(Signed) "R. David Webster" Director (Signed) "Daryl H. Gilbert" Director

GLOBEL DIRECT, INC.
Consolidated Statements of Cash Flows
(unaudited)

		3 months ended August 31 2004		2003
OPERATING ACTIVITIES				
Net income (loss)	$	**60,042**	$	**(684,789)**
Items not affecting cash:				
Depreciation, amortization		**92,904**		202,568
Forgiveness of debt		**(82,275)**		-
Funds provided by (used in) operating activities		**70,671**		(482,221)
Changes in operating assets and liabilities:				
Accounts receivable		**41,092**		1,541,053
Prepaids and inventory		**13,807**		(63,717)
Accounts payable and accrued liabilities		**(366,447)**		(221,453)
Postage advances		**69,690**		(190,411)
Changes in operating assets and liabilities		**(241,858)**		1,065,472
Cash provided by (used in) operating activities		**(171,187)**		583,251
FINANCING ACTIVITIES				
Proceeds from operating line of credit, net		**213,040**		(449,482)
Repayment of long-term debt		**(10,030)**		(245,622)
Cash provided by financing activities		**203,010**		(695,104)
INVESTING ACTIVITIES				
Purchase of property and equipment		**(10,199)**		(2,992)
Cash used in investing activities		**(10,199)**		(2,992)
Decrease (increase in bank indebtedness)		**21,624**		(114,845)
Cash (bank indebtedness), beginning of period		**115,445**		163,211
Cash (bank indebtedness), end of period	$	**137,069**	$	48,366

Notes to Consolidated Financial Statements
For period of three months ended August 31, 2004 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

Please note that these interim financial statements have not been reviewed by the Corporation's Auditors, and as such are unaudited.

2. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual report.

3. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
      Unlimited number of Series A non-cumulative non-voting second preferred shares

   b. Issued:

	Number of Shares	Amount
Balance , May 31, 2004	34,134,218	$5,732,115
Share issue costs		-
Balance, August 31, 2004	34,134,218	$5,732,115

   c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2003 - 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

4. Operating line of Credit

Effective May 3, 2004, the Company entered into a new agreement with its former lender, Express Commercial Services (ESC), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3,000,000, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $900,000 averaged over a quarterly period. As at August 31, 2004, the Company had $1,368,453 drawn against this facility.

5. Long Term Debt

	Aug 31/04	May 31/04
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	$6,630	$8,160
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a one time $40,000 payment on October 1, 2003.	$170,000	$185,000
Refinancing of aged accounts payable, secured by Leased equipment, and maturing in December 2005. Remaining balance will be forgiven at $25,000 per Month, resulting in a $Nil balance by maturity date, Provided that the Company fulfills certain requirements. No cash payments are required to retire this remaining obligation.	$400,000	$475,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning Jan 2007 and maturing in Dec 2009, and is secured by the equipment	$385,000	$385,000
Capital Lease for equipment beginning Dec 2003 For twelve months. Payments of $3,500 are due Quarterly and the capital lease is secured by Equipment on the capital lease	$3,500	$7,000
	$965,130	$1,060,160
Less: portion due within one year	(69,620)	(73,120)
	$895,510	$987,040

Future principal repayments are due as follows:

2005	$53,090
2006	62,040
2007	115,000
2008	137,000
2009	132,000
2010	66,000

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

6. Convertible Debenture

The Corporation reached a restructuring agreement with the holder of its $3,000,000 convertible debenture during January 2004. The term of the remaining balance of the debenture was extended to September 2005, with $20,000 monthly principal repayments in each of April 2004 through May 2004, and September 2004 through October 2004, and $27,500 monthly principal repayments for November 2004 through May 2005. All other terms and conditions of the debenture remain unchanged. As at August 31, 2004 the remaining balance of the debenture was $2,752,255.

7. Related Party transactions

During the first three months, the Company had the following transactions with related parties:

a. Paid rent and operating costs in the amount of $103,715 to a company with common officers, directors and shareholders, of which $39,142 is included in accounts receivable. The Company also entered into an equipment financing loan during the quarter in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Principal repayments of $1,000 plus interest are being made. As of August 31, 2004 there was $10,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.
b. During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing and remained outstanding at August 31, 2004 and are reflected in Due to affiliates.
c. The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in February 2005.
d. The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

8. Directors and Officers of the Company

J.R. Richardson	- President, Chief Executive Officer, Director
Daryl H. Gilbert	- Director
R. David Webster	- Director
Sandi K. Gilbert	- Senior Vice President, Strategy
Leslie R. Byle	- Chief Financial Officer

GLOBEL DIRECT, INC.

MANAGEMENT'S DISCUSSION & ANALYSIS
For the Three Months Ended August 31, 2004

This Management's Discussion and Analysis (MD&A) comments on our operations, performance and financial condition for the quarter ended August 31, 2004. This MD&A should be read in conjunction with the interim consolidated financial statements for the quarter ended August 31, 2004 and the audited consolidated financial statements and related notes for the fiscal year ended May 31, 2004 and 2003. The audited and interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) unless specifically stated. The reporting and measurement currency in the audited and interim consolidated financial statements and in this MD&A is in Canadian dollars. As this is the first time we are completing an MD&A in the form prescribed by Form 51-102F1, this MD&A provides the level of disclosure required for annual MD&A pursuant to National Instrument 51-102. This MD&A was completed on October 29, 2004.

These interim financial statements have not been reviewed by the Company's auditors, Grant Thornton LLP.

Overview

Globel Direct is continuing in its climb back to profitability. The past three years have included major restructuring efforts as the Company continued to re-evaluate it's business plan due to the long standing effects of 9/11 and the continued softening of the marketing services sector. During the fiscal year ended 2004 Globel disposed of certain assets of the Corporation, which generated a significant non-operating gain, and also orchestrated several different activities which led to restructuring of the Company's debt and realized forgiveness of $2.9 million in debt. Globel has continued to make great strides through the recovery process, which is now nearing completion, resulting in a nominal income from operations for the fiscal year ended May 31, 2004, and also for the first quarter ended August 31, 2004.

Selected Annual Information

For Fiscal Years Ended May 31

	2004	2003	2002
Total Revenues	12,858,496	19,059,154	23,712,595
Income from Operations	26,707	(217,978)	(1,876,953)
Basic Income (Loss) from Operations per share	0.00	(0.01)	(0.11)
Net Income (Loss)	1,775,817	(5,065,224)	(6,996,465)

Basic Earnings (Loss) per share	0.05	(0.27)	(0.41)
Total Assets	3,853,348	8,171,350	10,458,589
Total long-term financial liabilities	4,275,243	7,535,177	5,896,903
Cash dividends declared per share	-	-	-

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of Annual Information

Revenue in 2004 fell by 33% to $12.9 million compared with 19.1 million in 2003 and fell from 2002 levels by 46%. This decline in revenues was attributable to a disposition of certain customer accounts in the third quarter of 2004. Other factors contributing to the decrease in revenues include the soft marketing services sector, competitive pressures in certain markets, and the Company's continued focus on securing profitable recurring revenue more suited to Globel's core infrastructure. The restructuring efforts have allowed the Company to put forth pricing that is competitive. This coupled with Globel's steadily improving balance sheet, has increased interest in Globel's service offerings. Client satisfaction levels, as tracked through a survey program, remain high, indicating that Globel continues to deliver quality services to its client base.

Expenses in Fiscal 2004 were $12.8 million compared with $19.3 million in 2003 and compared with $25.6 million in 2002. These expense reductions have been a direct result of managements continued focus on cost containment and restoring its focus on delivering profitability to its shareholders. Gross Margin has improved from 34% in 2002 to 38% in the latest year ended May 31, 2004. Administrative, selling and marketing expenses have also significantly decreased from $9.9 million in 2002 to only $4.9 million in 2004.

Interest expenses in Fiscal 2004 were $0.958 million compared with $2.753 million in 2003 and $0.628 million in 2002. Fiscal 2003 interest expense amount included $1.6 million of bonus interest related to the Company's convertible debenture, which was subsequently forgiven and included as debt forgiveness in Fiscal 2004. The Company had higher interest costs in 2004, however, through its restructuring of debt instruments, which took place near the end of 2004 and some principal repayments, Globel expects to see this reduce in Fiscal 2005.

Net income for 2004 was $1.775 million compared to a loss in 2003 of $5.065 million and a further loss in 2002 of $6.996 million. Prior to Fiscal 2002 Globel Direct had never reported annual losses. Net income in the 2004 year was primarily due to the disposition of certain assets and debt forgiveness realized during the year through its debt restructuring process.

Summary of Quarterly Results

For the Quarters Ended:

	31-Aug-04	31-Aug-03	31-May-04	31-May-03
Total Revenues	2,449,605	3,472,531	2,830,032	4,583,637
Income (Loss) from Operations	219,257	(218,676)	128,019	200,587
Basic Income (Loss) from Operations per share	0.01	(0.01)	0.00	0.01
Net Income (Loss)	60,042	(684,789)	(868,971)	(3,025,930)
Basic Earnings (Loss) per share	0.00	(0.02)	(0.03)	(0.16)

	28-Feb-04	28-Feb-03	30-Nov-03	30-Nov-02
Total Revenues	2,700,289	4,957,878	3,855,644	5,052,395
Income (Loss) from Operations	15,250	408,552	102,114	(186,695)
Basic Income (Loss) from Operations per share	0.00	0.02	0.00	(0.01)
Net Income (Loss)	3,423,151	(242,940)	(93,754)	(702,500)
Basic Earnings (Loss) per share	0.10	(0.01)	(0.00)	(0.04)

**Note Diluted per share amounts have not been presented as they are anti-dilutive*

Results of the First Quarter Ended August 31, 2004

Revenue for the first quarter of 2005 fiscal year which ended August 31, 2004 was $2.4 million, declining from the prior years revenue of $3.4 million. This was a 29% decline over the prior year. Globel attributes 20% of this decline in revenues to the exit of certain markets, which occurred in the third quarter of 2004 fiscal year. The remaining 9% decline was due to certain customer contracts which ended during the period, and a

recurring focus of the Company's sales force to seek out profitable revenue streams to better utilize the Company's asset base.

Operating expenses during the first quarter decreased to $2.2 million from $3.7 million a year earlier, an improvement of 40% in total, increasing Globel's profitability from operations. Gross margin improved by 15% for the first quarter compared with the gross margin of the prior year. It should be noted that the first quarter has been historically slower than other quarters, however the Company realized new business, which has assisted in normalizing this flow. Administrative, selling and marketing expenses have also decreased during the first quarter by $0.4 million from cost containment strategies implemented by Globel's management team.
Income from operations was reported for the first quarter ended August 31, 2004 of $0.219 million, and improvement over a loss in the prior years quarter of $0.218 million. The Company also realized non-operating gains during the first quarter of $0.082 million through debt forgiveness agreements negotiated in Fiscal 2004. Bank charges and interest also declined by $0.116 million from debt restructuring activities late in the prior fiscal year. Amortization expenses have also been reduced to $0.092 million from $0.202 million in the prior year due to the Company's reduced asset base from the disposition of certain assets in fiscal 2004.

Globel has realized a net earning for the quarter of $0.062 million compared with a loss a year earlier of $0.685 million yielding a nil basic earnings per share compared to a loss of $0.02 per share for the same period last year.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) at the end of the first quarter ended August 31, 2004 was a negative $973,744 improving over our fiscal year end May 31, 2004 balance of negative $1,021,461. This yielded a working capital ratio of 0.71 versus 0.70 from the most recent fiscal year end. Total current liabilities have decreased slightly to $3,580,019 from $3,674,511 at May 31, 2004. Working capital continues to improve as Globel Direct continues its return to profitability. Although still in a deficit position, the Company is generating positive cash flow from operations, which is maintaining current business activities.

Effective May 3, 2004 the Company entered into a new agreement with its former lender, Express Commercial Services (ECS), for an operating line of credit, in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this facility, the Company can borrow a maximum of $3,000,000, of which eligibility is determined at the latest balance sheet effective date, borrowing up to 85% of good quality, fully earned, undisputed accounts receivable. This lending facility bears an interest rate of 0.067% per day, calculated on daily outstanding balances. There is a daily minimum balance of $900,000 averaged over

a quarterly period. As at August 31, 2004, the Company had $1,368,453 drawn against this facility ($1,155,413 at May 31, 2004).

During the first quarter ended August 31, 2004 Globel repaid $20,030 of its long-term debt, and received debt forgiveness of $75,000.

The Company's outstanding convertible debenture in the amount of $2,752,255, bearing interest of 8% per annum requires a $20,000 monthly principal repayment in September/04 and October/04 and monthly payments of $27,500 in each of November/04 through May/05. The expiry date has now been extended to September/05. Globel is currently in discussions with the debenture holder as to future plans regarding this debt, however, none have been solidified at this time

Total liabilities have decreased during the quarter to $7,510,612 from $7,696,634 at the most recent year ended May 31, 2004, an improvement of $186,022 over the period.

Off-Balance Sheet Arrangements

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum payments:

	Premises	Equipment	Total
2005 remainder	$ 364,125	$ 624,675	$ 988,800
2006	283,458	3,092,624	3,376,082
2007	207,604	57,274	264,878
2008	207,017	14,976	221,993
2009 and thereafter	51,754	-	51,754
	$ 1,113,958	$ 3,789,549	$ 4,903,507

Related Parties Transactions

During the first three months of Fiscal 2005 Globel had the following related party activity:

a) Paid rent and operating costs in the amount of $103,715 to a company with common officers, directors and shareholders, of which $39,142 is included in accounts receivable. The Company also entered into an equipment financing loan during the quarter in the amount of $12,000, bearing a monthly interest rate of 1% on the outstanding monthly balance. Principal repayments of $1,000 plus interest are being made to retire this debt. As of August 31, 2004 there was $10,000 remaining. This amount is reflected as a net amount against the accounts receivable amount disclosed above.

b) During the fiscal year ended May 31, 2004 the Company received cash totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit

and were non-interest bearing and remained outstanding at August 31, 2004 and are reflected in Due to Affiliates.

c) The remaining amount due to Affiliates of $75,000 is due to a company controlled by a director, bearing interest at 8% and maturing in February 2005.

d) The amount due to shareholder of $45,000 plus interest accrued of $2,500 is due to an employee of the Company.

Share Capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

b) Issued:

	Number of Shares	Amount
Balance, May 31, 2004	34,134,218	$5,732,115
Activity during the period	nil	nil
Balance, August 31, 2004	34,134,218	$5,732,115

c) Earnings per share is calculated based on the weighted average number of Common shares outstanding during the period of 34,134,218 (2003 – 34,134,218). Diluted earnings per share have not been presented, as they are not materially dilutive.

d) No options or warrants were issued during the first quarter of Fiscal 2005.
The Company had 577,000 options outstanding as of May 31, 2004 of which 99,000 were cancelled during the period leaving an outstanding balance of 478,000.

Changes in Accounting Policies

There have been no changes from policies in effect as @ May 31, 2004, the Corporations latest annual audited financial statements.

Forward-looking Statements

Periodically Globel Direct and its representatives make written and spoken forward-looking statements, including those contained in this Quarterly Report. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Globel's services, changes in competition, the ability of Globel to integrate acquisitions or complete future acquisitions, access to capital, interest rate fluctuations, dependence on a small number of clients for a large proportion of overall revenues and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this report should not be regarded as a representation by Globel that the Company's plans and objectives will be achieved.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

Fiscal year 2005 is on track to date regarding continued improvements to its profit margins. The Company's management continues to seek new avenues to further its restructuring and repositioning efforts.

Directors and Officers

J.R. Richardson – President, Chief Executive Officer, Director
Daryl H. Gilbert – Director
R. David Webster – Director
Sandi K. Gilbert – Senior Vice President, Strategy
Leslie R. Byle – Chief Financial Officer

5089

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Leslie R. Byle, Chief Financial Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ended August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004

(signed) "Leslie R. Byle"
Leslie R. Byle
Chief Financial Officer
Globel Direct, inc.

5084

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, J.R. Richardson, President and Chief Executive Officer of Globel Direct, inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Globel Direct, inc., (the issuer) for the interim period ended August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 29, 2004

(signed) "J.R. Richardson"
J.R. Richardson
President and Chief Executive Officer
Globel Direct, inc.